UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Horizon Global Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-37427	47-3574483
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

47912 Halyard Drive, Suite 100 Plymouth, MI	48170
(Address of principal executive offices)	(Zip Code)

Jay Goldbaum
General Counsel, Chief Compliance Officer, and Corporate Secretary
(734) 656-3061
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01.    Conflict Minerals Disclosure and Report.

Introduction

Horizon Global Corporation (“Horizon” or the “Company”) is a global designer, manufacturer and distributor of custom-engineered towing, trailering, cargo management and other related accessory products. Horizon is filing this Form SD (“Form SD”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period January 1, 2019 to December 31, 2019 (the “Reporting Period”).

Horizon manufactures or contracts to manufacture “products” that may contain certain “conflict minerals” (as defined below) that are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i) (a) columbite-tantalite (or coltan, the metal ore from which tantalum is extracted), (b) cassiterite (the metal ore from which tin is extracted), (c) gold and (d) wolframite (the metal ore from which tungsten is extracted), or their derivatives; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Conflict Minerals Disclosures

In accordance with the Rule and Form SD, Horizon conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in its products during the Reporting Period to determine whether any of such conflict minerals originated in the Covered Countries and/or whether any of such conflict minerals may be from recycled or scrap sources.

In accordance with the Rule, Horizon has filed this Form SD and the associated Conflict Minerals Report, each of which are posted to Horizon’s publicly available internet site at www.horizonglobal.com.

Item 1.02.    Exhibit.

A description of the RCOI and the measures Horizon took to exercise due diligence on the source and chain of custody of certain of its conflict minerals is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01. The content on, or accessible through, any website referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Section 2 - Exhibits
Item 2.01.    Exhibits.

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report of Horizon Global Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Horizon Global Corporation

/s/ Jay Goldbaum	Date: May 28, 2020
Name: Jay Goldbaum
Title: General Counsel, Chief Compliance Officer and Corporate Secretary